



SECU[...]SSION

13030434

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section FEB 28 2013 Washington DC 400

SEC FILE NUMBER
8-27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue South, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa L. Glennie 952-746-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive #135 Burnsville, MN 55306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH GH 3/8

DO 3/9/13

OATH OR AFFIRMATION

I, Melissa L. Glennie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLARENCE R. MOEN JR.
Notary Public-Minnesota
My Commission Expires Jan 31, 2014

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

BOYER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the accompanying financial statements of Capital Management Securities, Inc. (a Minnesota corporation), which comprise the balance sheets as of December 31, 2012 and 2011, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Boyer & Company

February 5, 2013

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEETS
DECMEBER 31, 2012 AND 2011

		2012		2011
ASSETS				
CURRENT ASSETS				
Cash	$	256,540	$	236,236
Accounts Receivable		61,911		52,021
Prepaid Expenses		17,484		6,511
Income Taxes Receivable		3,800		-
Total Current Assets		339,735		294,768
PROPERTY AND EQUIPMENT				
Furniture and Equipment		27,509		25,737
Leasehold Improvements		1,297		1,297
Software		8,465		8,465
Total Property and Equipment		37,271		35,499
Less: Accumulated Depreciation and Amortization		(31,637)		(27,847)
Net Property and Equipment		5,634		7,652
OTHER ASSETS				
Deferred Tax Asset		2,524		3,134
TOTAL ASSETS	$	347,893	$	305,554
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Commissions Payable	$	54,193	$	26,876
Accounts Payable		35,213		21,957
401(K) Payable		9,937		11,028
Accrued Payroll Taxes		5,162		1,663
Accrued Income Taxes		-		4,265
		104,505		65,789
STOCKHOLDERS' EQUITY				
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding		122		122
Paid in Capital		57,252		57,252
Retained Earnings		186,014		182,391
Total Stockholders' Equity		243,388		239,765
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	347,893	$	305,554

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions	$ 1,558,950	$ 1,757,804
Office Rent	44,051	44,051
Interest	98	134
Other	31,019	32,698
Total Revenue	1,634,118	1,834,687
OPERATING EXPENSES		
Commissions	1,264,783	1,414,240
Salaries and Wages	136,411	144,192
Payroll Taxes	14,161	14,635
Employee Benefits	7,351	8,069
Advertising	597	658
Depreciation and Amortization	3,790	2,398
Dues and Subscriptions	22,345	22,647
Equipment and Rental	22,281	22,738
Insurance	15,877	20,785
Miscellaneous	3,459	3,305
Office Supplies and Printing	7,131	5,998
Postage	4,026	4,537
Professional Services	22,707	29,021
Regulatory Expense	6,553	12,990
Rent	72,444	72,158
Repairs and Maintenance	10,669	15,783
Sales and Use Tax	1,351	1,493
Telephone	6,528	4,991
Trading Errors	(313)	-
Travel and Entertainment	3,585	3,334
Total Operating Expenses	1,625,736	1,803,972
Income From Operations	8,382	30,715
Income Before Taxes	8,382	30,715
Income Tax (Expense) Credit	7,455	(13,603)
NET INCOME	$ 15,837	$ 17,112

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2010	12,214	$ 122	$ 57,252	$ 165,279	$ 222,653
Net Income	-	-	-	17,112	17,112
BALANCE, December 31, 2011	12,214	122	57,252	182,391	239,765
Dividends Paid	-	-	-	(12,214)	(12,214)
Net Income	-	-	-	15,837	15,837
BALANCE, December 31, 2012	12,214	$ 122	$ 57,252	$ 186,014	$ 243,388

See notes to financial statements

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities		
Net Income	$ 15,837	$ 17,112
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	3,790	2,398
Deferred income taxes	610	(3,870)
(Increase) decrease in:		
Accounts receivable	(9,890)	17,023
Prepaid expenses	(10,973)	(1,231)
Income taxes receivable	(3,800)	-
Due from affiliate	-	4,433
Increase (decrease) in:		
Accounts payable	13,256	5,546
Commissions payable	27,317	(25,093)
Accrued liabilities	2,408	(2,141)
Accrued income taxes	(4,265)	(3,709)
Total adjustments	18,453	(6,644)
Net cash provided (used) by operating activities	34,290	10,468
Cash flows from investing activities:		
Cash payments for the purchase of property	(1,772)	(5,168)
Net cash provided (used) by investing activities	(1,772)	(5,168)
Cash flows from financing activities:		
Dividends paid	(12,214)	-
Net cash provided (used) by financing activities	(12,214)	-
Net increase (decrease) in cash	20,304	5,300
Cash, begining of year	236,236	230,936
Cash, end of year	$ 256,540	$ 236,236

	2012	2011
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	-	17,208

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

D. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2012 and 2011. Based upon management's analysis of outstanding accounts receivable as of December 31, 2012 and 2011 and the Company's past collection experience, an allowance is not considered necessary by management.

E. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

F. Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

G. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

   The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2009.

H. Concentration of Risk – The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Subsequent Events –

Date of Management Evaluation – Management has evaluated subsequent events through February 5, 2013, the date which the financial statements were available to be issued.

Claims – During 2011, Capital Management Services, Inc. was served with a substantial claim by the Bankruptcy Trustee of DBSI. The claim and corresponding claim against its sales representatives were settled in 2012.

J. Advertising – Advertising and promotion costs are expensed as incurred.

K. Fair Value of Financial Instruments – The entity's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adhere to the Financial Accounting Standards Board (FASB) fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair trade hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2012 and 2011 the entity did not have any assets or liabilities that would require fair value recognition or disclosures.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement for office space expiring June 30, 2013. Monthly base rent ranges from $6,073 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2012 and 2011 was $72,444 and $72,158 respectively.

The Company has also entered into various operating leases for equipment that expire through 2015. Equipment lease expense for the years ended December 31, 2012 and 2011 was $32,023 and $17,394 respectively. The equipment lease commitment includes a lease that is reimbursed by reps.

Minimum future lease payments as of December 31, 2012 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2013	$38,952	$32,024	$ 70,976
2014	- 0 -	27,295	27,295
2015	- 0 -	9,263	9,263
2016	- 0 -	- 0 -	- 0 -
2017	- 0 -	- 0 -	- 0 -
Thereafter	- 0 -	- 0 -	- 0 -
	$38,952	$68,582	$107,534

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2012 approximately $322,470 or 47% of common expenses were allocated to the Company's sister company. During 2011 approximately $314,464 or 45.9% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2012 and 2011.

NOTE 4 – INCOME TAXES

The Company's net deferred tax asset at December 31, 2012 and 2011 consisted of:

	Federal	State	Total
December 31, 2012	$1,464	$1,060	$2,524
December 31, 2011	$1,818	$1,316	$3,134

The components for the provision for income taxes for the years ended December 31, 2012 and 2011 are as follows:

	Federal	State	Total
Year Ended December 31, 2012:			
Deferred tax (income)	$354	$256	$610
Current Income Tax (income)	(4,418)	(3,647)	(8,065)
Income Tax Expense (credit)	$(4,064)	$(3,391)	$(7,455)

	Federal	State	Total
Year Ended December 31, 2011:			
Deferred tax (income)	$(2,245)	$(1,625)	$(3,870)
Current Income Tax	12,452	5,021	17,473
Income Tax Expense	$10,207	$3,396	$13,603

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. as of and for the years ended December 31, 2012 and 2011 and our report thereon dated February 5, 2013, which expressed an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Boyer + Company

February 5, 2013

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2012 AND 2011

	2012	2011
STOCKHOLDERS' EQUITY at End of Year	$ 243,388	$ 239,765
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	243,388	239,765
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	5,634	7,652
Deferred Tax Asset	2,524	3,134
Prepaid Expenses	17,484	6,511
Income Taxes Receivable	3,800	-
Nonliquid Receivables	12,519	9,989
Total	41,961	27,286
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	201,427	212,479
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	201,427	212,479
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	104,505	65,789
Required Percent	6.67%	6.67%
Basic Capital Requirement	6,970	4,388
Minimum Capital Required	25,000	25,000
Excess Capital	$ 176,427	$ 187,479
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	104,505	65,789
Net Capital	201,427	212,479
Percent of debt to net capital	51.9%	31.0%

See accountants' report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2012 AND 2011

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

See accountants' report on supplementary information.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012 and 2011

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

See accountants' report on supplementary information.

CAPITAL MANAGEMENT SECURITIES, INC

RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2012 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

	Balance Per Focus Report on December 31, 2012		Adjustments Debit		Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2012
Total Assets	$ 348,963		$ -	(a)	$ 971	$ 347,893
			-	(b)	100	
		(c)	1			
Less:						
Total Liabilities	104,139		-	(b)	366	104,505
Net Worth	244,824		-		-	243,388
Less:						
Non-Allowable Assets	42,932		-	(a)	971	41,961
			-			
Tentative Net Capital	201,892		-		-	201,427
Less:						
Securities Haircuts	-		-		-	-
Net Capital	$ 201,892		$ 1		$ 466	$ 201,427

(a) Deferred Income Taxes and Prepaid Income Taxes
(b) Audit Adjustments
(c) Rounding

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2012 and 2011 and have issued our report thereon dated February 5, 2013. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2012 and 2011, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 and 2011, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

Boyer + Company

February 5, 2013

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITORS' REPORT ON SIPC SUPPLEMENTAL REPORT

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Capital Management Securities, Inc. for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed payments with respective cash disbursement records entries;
2. Compared amounts reported on audited Form X-17a-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers; and
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Capital Management Securities, Inc. taken as a whole.

Boyer & Company

February 5, 2013